Volaris reporta resultados de tráfico de julio de 2022:

Crecimiento de la demanda de 22% a/a con un factor de

ocupación del 85%

Ciudad de México, México, 4 de agosto de 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS y BMV: VOLAR) (“Volaris” o “la Compañía”), la aerolínea de ultra bajo costo operando en México, Estados Unidos de América, Centro y Sudamérica, reporta sus resultados preliminares de tráfico de julio de 2022.

En julio 2022, la capacidad de Volaris (medida en ASMs) se incrementó 28.8% en comparación con julio de 2021, mientras que la demanda (medida en RPMs) aumentó 21.9% en comparación con el mismo periodo del año previo; el factor de ocupación se ubicó en 84.7% (-4.8 pp a/a). Durante el mes, Volaris transportó 2.8 millones de pasajeros, lo que representa un aumento de 22.2% en comparación con julio de 2021. Además, la demanda de pasajeros (RPMs) de Volaris en el mercado doméstico e internacional tuvo un incremento de 22.8% y 19.6%, respectivamente, en comparación con julio de 2021. En lo que va del año, la demanda (medida en RPMs) aumentó 32.2% a/a, con un incremento en el factor de ocupación de 0.1 pp, ubicándose en 84.1%.

Al comentar las cifras de tráfico de julio, el Presidente Ejecutivo y Director General de Volaris, Enrique Beltranena, dijo: “Seguimos siendo disciplinados a la hora de añadir capacidad para satisfacer la demanda de pasajeros. La Compañía continúa adaptando su red para optimizar el crecimiento en un entorno de altos precios de combustible y reasignando la capacidad, según convenga, a rutas más rentables."

	Julio 2022	Julio 2021	Variación	Acumulado a julio 2022	Acumulado a julio 2021	Variación
RPMs (millones, itinerado y fletamento)
Nacional	1,995	1,624	22.8%	11,945	9,304	28.4%
Internacional	826	691	19.6%	4,709	3,294	42.9%
Total	2,820	2,314	21.9%	16,655	12,598	32.2%
ASMs (millones, itinerado y fletamento)
Nacional	2,318	1,813	27.9%	13,784	10,863	26.9%
Internacional	1,012	772	31.0%	6,017	4,129	45.7%
Total	3,329	2,585	28.8%	19,801	14,993	32.1%
Factor de Ocupación (%, itinerado, RPMs/ASMs)
Nacional	86.1%	89.6%	(3.5) pp	86.7%	85.6%	1.0 pp
Internacional	81.6%	89.4%	(7.8) pp	78.3%	79.8%	(1.5) pp
Total	84.7%	89.5%	(4.8) pp	84.1%	84.0%	0.1 pp
Pasajeros (miles, itinerado y fletamento)
Nacional	2,258	1,821	24.0%	13,793	10,411	32.5%
Internacional	574	496	15.8%	3,311	2,379	39.2%
Total	2,832	2,317	22.2%	17,104	12,790	33.7%

Costo económico de combustible (USD por galón, preliminar)
Promedio	4.10	2.27	80.6%	3.84	2.08	84.6%

La información incluida en este reporte no ha sido auditada y no provee información sobre el futuro desempeño de la compañía. El desempeño futuro de Volaris depende de diversos factores y no se puede inferir que el desempeño de algún periodo o su comparación con el mismo periodo del año anterior sea un indicador de un desempeño similar en el futuro.

Acerca de Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” o la “Compañía”) es una aerolínea de ultra-bajo costo, con servicio punto a punto que opera en México, Estados Unidos de América, Centro y Sudamérica. Volaris ofrece tarifas base bajas para estimular el mercado, ofreciendo servicio de calidad al cliente y una vasta opción de productos. Desde que comenzó a operar en marzo del 2006, Volaris ha incrementado sus rutas de 5 a 197 y su flota de 4 a 113 aeronaves. Volaris ofrece más de 500 segmentos de vuelos diarios en rutas que conectan 43 ciudades en México y 28 ciudades en los Estados Unidos de América, Centro y Sudamérica con una de las flotas de aviones más modernas en México. Volaris se enfoca en los pasajeros que visitan a amigos y familiares (VFR), viajeros de negocio preocupados por el costo del viaje y personas que realizan viajes de placer en México, Estados Unidos de América, Centro y Sudamérica. Volaris ha recibido el premio de Empresa Socialmente Responsable (ESR) durante once años consecutivos. Para más información visite: www.volaris.com.

Contacto de Relación con Inversionistas:

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Contacto de Medios:

Gabriela Fernández / gabriela.fernandez@volaris.com